UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Verso Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

01/12/2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,723,369.65*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,723,369.65*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,723,369.65*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8847%**
14	TYPE OF REPORTING PERSON PN

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares of Class A Common Stock of the Issuer.

** This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,723,369.65*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,723,369.65*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,723,369.65*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8847%**
14	TYPE OF REPORTING PERSON PN

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares of Class A Common Stock of the Issuer.

** This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,723,369.65*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,723,369.65*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,723,369.65*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8847%**
14	TYPE OF REPORTING PERSON CO

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares of Class A Common Stock of the Issuer.

** This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,960,529.65*
	8	SHARED VOTING POWER 255,000**
	9	SOLE DISPOSITIVE POWER 1,960,529.65*
	10	SHARED DISPOSITIVE POWER 255,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,215,529.65
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.565%***
14	TYPE OF REPORTING PERSON IN

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares of Class A Common Stock of the Issuer, (3) 110 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian, (4) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. J. Hale Hoak serves as investment manager, (5) 167,000 shares of Class A Common Stock of the Issuer held by Mr. J. Hale Hoak, (6) 45,000 shares of Class A Common Stock of the Issuer held by Hale Hoak Child’s Trust, and (7) 50 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of James M. Hoak III of which Mr. J. Hale Hoak serves as custodian.

** Represents 255,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. J. Hale Hoak serves as co-trustee.

*** This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,148,369.65*
	8	SHARED VOTING POWER 255,000**
	9	SOLE DISPOSITIVE POWER 2,148,369.65*
	10	SHARED DISPOSITIVE POWER 255,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,369.65
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.207%***
14	TYPE OF REPORTING PERSON IN

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares of Class A Common Stock of the Issuer, (3) 400,000 shares of Class A Common Stock of the Issuer held in the James M. Hoak Jr. IRA, and (4) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. James M. Hoak serves as president.

** Represents 255,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. James M. Hoak serves as co-trustee.

*** This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

1	NAME OF REPORTING PERSONS Hale Hoak Child’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

1	NAME OF REPORTING PERSONS The Hoak Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

1	NAME OF REPORTING PERSONS Nancy Hoak 2020 GRAT Agreement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 255,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 255,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 29,285,671.65 shares of Common Stock of the Issuer, comprising of (1) 29,062,302 shares outstanding as of October 29, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ending September 30, 2021, filed with the SEC on November 5, 2021, and (2) 165,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 223,369.65 shares.

This Amendment No. 3 to Schedule 13D (the “Third Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on December 31, 2020 (the “Original 13D”), as amended by that certain Amendment No. 1 to the Original 13D (the “First Amendment”), as amended by that certain Amendment No. 2 to the Original 13D (the “Second Amendment”, and together with the Original 13D, the First Amendment and the Third Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

Item 4.                      Purpose of the Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

“As a long term and supportive shareholder of Verso, Hoak & Co. was disappointed by the Board’s decision to sell the Company to BillerudKorsnäs for $27.00 per share. We believe that it is the wrong time to sell the Company, and that the agreed-upon price does not ascribe fair value to the Company’s prospects and its ability to generate significant cash flow in the coming years. We estimate the Company will soon have nearly $7 per share of cash and, absent a higher offer, believe all stakeholders would be better served by the Company remaining independent. Hoak & Co. believes more value could be created over the coming years through thoughtful capital allocation to high return projects to improve operating efficiency, initiatives to expand into growing areas of paper and/or packaging to add longevity, accelerated payments to the pension plan, share buybacks, and dividends. Hoak & Co. currently plans to vote against the transaction as it presently stands.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other shareholders of the Issuer covering a broad range of subjects, including relative to the aforementioned sale transaction, performance, strategic direction, capital allocation (including dividend policy and share repurchases), capital structure, shareholder value, board composition and governance of the Issuer.

The Reporting Persons initially purchased the Common Stock based on the belief that such securities, at current market prices, represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable. The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

No Reporting Person currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

“

(c)	1,170 call options held by Reporting Persons expired in-the-money on October 15, 2021 and were accordingly exercised automatically into 117,000 shares on October 15, 2021. Schedule A hereto sets forth all other transactions in the Common Stock within the past 60 days by any Reporting Person. All such other transactions were effected on the open market. Also see Item 6 with respect to call option contracts. Except for transactions set forth on Schedule A or Item 6, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated January 12, 2022, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, J. Hale Hoak, The Hoak Foundation, Hale Hoak Child’s Trust and the Nancy Hoak 2020 GRAT Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	January 12, 2022

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: _______________________________ J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: _______________________________ J. Hale Hoak President
The Hoak Foundation By: _______________________________ J. Hale Hoak, its investment manager	Hale Hoak Child’s Trust By: _______________________________ J. Hale Hoak, Trustee
Hoak & Co. By: _______________________________ J. Hale Hoak President	James M. Hoak By: _______________________________ James M. Hoak
J. Hale Hoak By: __________________________ J. Hale Hoak	Nancy Hoak 2020 GRAT Agreement By: _______________________________ J. Hale Hoak, Co-Trustee By: _______________________________ James M. Hoak, Co-Trustee

Schedule A

Transactions – Last 60 Days

Hoak Public Equities, LP

Date	Symbol	Transaction	Shares	Price Per Share
12/20/2021	VRSZW	Sold	50,000	$9.95
12/21/2021	VRSZW	Sold	10,000	$10.95

J. Hale Hoak

Date	Symbol	Transaction	Shares	Price Per Share
12/20/2021*	VRS	Sold	100	$27.00
12/20/2021**	VRS	Sold	150	$27.00

* Shares were held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian.

** Shares were held in a UTMA account for the benefit of James M. Hoak III of which Mr. J. Hale Hoak serves as custodian.